Exhibit 99.1

Zai Lab and Cullinan Oncology Announce Strategic

Collaboration and License Agreement for CLN-081 in Greater China

- Zai Lab to lead development and commercialization of CLN-081 in Greater China

- Cullinan will receive $20 million upfront, up to $211 million in future milestones, and royalties

- Zai Lab to join ongoing global trial for CLN-081

SHANGHAI, SAN FRANCISCO and CAMBRIDGE, MA - December 28, 2020 - Zai Lab Limited (NASDAQ: ZLAB; HKEX: 9688), an innovative commercial-stage biopharmaceutical company, and Cullinan Oncology, a biopharmaceutical company focused on developing a diversified pipeline of targeted oncology and immuno-oncology therapies with transformative potential for cancer patients, today announced an exclusive license agreement for the development, manufacturing and commercialization of CLN-081 in Greater China.

Under the terms of the agreement, Cullinan Pearl, a Cullinan Oncology company, will receive a $20 million upfront payment, with the potential to receive up to an additional $211 million in development, regulatory and sales-based milestone payments. Cullinan Pearl is also eligible to receive high-single-digit to low-teen tiered royalties based on annual net sales of CLN-081 in Greater China, which includes mainland China, Hong Kong, Macau and Taiwan. Zai Lab obtains the exclusive right to develop, manufacture and commercialize CLN-081 in Greater China.

“Partnering with Cullinan for their potential best-in-class EGFR inhibitor targeting exon 20 insertion (Ex20ins) mutations provides potential synergies with Zai’s existing lung cancer franchise and further strengthens our disease area stronghold in lung cancer,” said Dr. Samantha Du, Founder, Chairwoman and Chief Executive Officer of Zai Lab. “The unmet need in non-small-cell lung cancer with Ex20ins mutations is significant in China, where EGFR mutation rates are some of the highest in the world. Zai looks forward to working closely with Cullinan to address this large unmet medical need.”

“Zai Lab is the ideal partner for innovative drug development and commercialization in Greater China, and we are excited to be collaborating with them on CLN-081,” said Owen Hughes, Chief Executive Officer of Cullinan Oncology. “Approved EGFR inhibitors do not adequately address exon 20 insertion mutations. We believe that CLN-081, with its encouraging preliminary efficacy and safety data, can address a significant unmet medical need among lung cancer patients with these mutations. We look forward to working with Zai to initiate development of CLN-081 in China as soon as possible.”

About CLN-081

CLN-081 is an orally available, small-molecule, next-generation, irreversible EGFR inhibitor designed to selectively target cells expressing mutant EGFR variants. CLN-081 is currently in a Phase 1/2a dose escalation and expansion trial evaluating oral, twice-daily administration of various doses in patients with NSCLC harboring EGFR Ex20ins mutations who have had at least one prior treatment with platinum-based chemotherapy or another approved standard therapy.

About Zai Lab

Zai Lab (NASDAQ:ZLAB; HKEX: 9688) is an innovative commercial-stage biopharmaceutical company focused on bringing transformative medicines for cancer and infectious and autoimmune diseases to patients in China and around the world. We aim to address significant unmet medical needs in large, fast-growing segments of the pharmaceutical market. To that end, our experienced team has secured partnerships with leading global biopharmaceutical companies in order to generate a broad pipeline of innovative marketed products and drug candidates. We have also built an in-house team with strong drug discovery and translational research capabilities and are establishing a pipeline of proprietary drug candidates with global rights. Our vision is to become a leading global biopharmaceutical company, discovering, developing, manufacturing and commercializing our portfolio in order to impact human health worldwide.

For additional information about the company, please visit www.zailaboratory.com or follow us at www.twitter.com/ZaiLab_Global.

About Cullinan Oncology LLC

Cullinan Oncology was formed to develop a diversified portfolio of single asset oncology opportunities through both internal and external means and to do so in a unique, cost-efficient model that leverages a central management team and shared services model to drive speed and efficiency. For additional information, please visit www.cullinanoncology.com.

Zai Lab Forward-Looking Statements

This press release contains statements about future expectations, plans and prospects for Zai Lab, including, without limitation, statements regarding the prospects of and plans for commercializing CLN-081 in Greater China. Such statements constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact nor are they guarantees or assurances of future performance. Forward-looking statements are based on Zai Lab’s expectations and assumptions as of the date of this press release and are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including but not limited to (1) Zai Lab’s ability to obtain additional future funding, (2) Zai Lab’s results of clinical and pre-clinical development of its drug candidates, (3) the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approvals of Zai Lab’s drug candidates, (4) Zai Lab’s ability to generate revenue from its drug candidates, (5) the effects of the novel coronavirus (COVID-19) pandemic on general economic, regulatory and political conditions and (6) other factors discussed in Zai Lab’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on April 29, 2020, and its other filings with the Securities and Exchange Commission. Zai Lab anticipates that subsequent events and developments will cause Zai Lab’s expectations and assumptions to change and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. These forward-looking statements should not be relied upon as representing Zai Lab’s views as of any date subsequent to the date of this press release.

For more information, please contact:

ZAI LAB CONTACTS:

Zai Lab

Billy Cho, CFO

+86 137 6151 2501

billy.cho@zailaboratory.com

Media: Ryo Imai / Robert Flamm, Ph.D.

Burns McClellan, on behalf of Zai Lab

212-213-0006 ext. 315 / 364

rimai@burnsmc.com / rflamm@burnsmc.com

Investors: Mike Zanoni

Endurance Advisors, on behalf of Zai Lab

610-442-8570

mzanoni@enduranceadvisors.com

CULLINAN ONCOLOGY CONTACTS:

Investors:

Jeff Trigilio

+1 716.725.5019

jtrigilio@cullinanoncology.com

Media:

Matt Burke

+1 603.315.0618

mburke@cullinanoncology.com

Zai Lab Limited